

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

Subject to Completion, Dated January 8, 2019.

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

The Toronto-Dominion Bank

$

Leveraged Capped Buffered EURO STOXX 50® Index-Linked Notes due

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (expected to be the second business day after the valuation date) is based on the performance of the EURO STOXX 50® Index as measured from the pricing date to and including the valuation date (expected to be between 36 and 39 months after the pricing date). If the final level on the valuation date is greater than the initial level (equal to the closing level of the index on the pricing date), the return on your notes will be positive, subject to the maximum payment amount (expected to be between $1,680.40 and $1,800.40 for each $1,000 principal amount of your notes). If the final level declines by up to 25.00% from the initial level, you will receive the principal amount of your notes. **If the final level declines by more than 25.00% from the initial level, the return on your notes will be negative and you will lose approximately 1.333% of the principal amount of your notes for every 1% that the final level has declined below the buffer level of 75.00% of the initial level. Despite the inclusion of the buffer level, due to the downside multiplier you may lose your entire principal amount.**

To determine your payment at maturity, we will calculate the percentage change of the EURO STOXX 50® Index, which is the percentage increase or decrease in the final level from the initial level. At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

- if the percentage change is positive (the final level is greater than the initial level), the *sum* of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) 240.00% *times* (c) the percentage change, subject to the maximum payment amount;
- if the percentage change is zero or negative but not below -25.00% (the final level is equal to the initial level or is less than the initial level, but not by more than 25.00%), $1,000; or
- if the percentage change is negative and is below -25.00% (the final level is less than the initial level by more than 25.00%), the sum of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the downside multiplier of approximately 133.33% *times* (c) the *sum* of the percentage change *plus* 25.00%. **You will receive less than the principal amount of your notes.**

The notes do not guarantee the return of principal at maturity.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed or displayed on any securities exchange or electronic communications network.

You should read the disclosure herein to better understand the terms and risks of your investment. See "Additional Risk Factors" beginning on page P-7 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The initial estimated value of the notes at the time the terms of your notes are set on the pricing date is expected to be between $956.00 and $966.00 per $1,000 principal amount, which is less than the public offering price listed below. See "Additional Information Regarding the Estimated Value of the Notes" on the following page and "Additional Risk Factors" beginning on page P-7 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

	Public Offering Price[1]	Underwriting Discount[1]	Proceeds to TD
Per Note	$1,000.00	$30.00	$970.00
Total	$	$	$

TD Securities (USA) LLC

Pricing Supplement dated , 2018

[1] The public offering price for certain investors will be between 97.00% and 100.00% of the principal amount, reflecting a foregone underwriting discount with respect to such notes; see "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-26 herein.

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of the final pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.

We, TD Securities (USA) LLC ("TDS") or any of our affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. **Unless we, TDS or any of our affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.**

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be included in a final pricing supplement. The economic terms of the Notes are based on TD's internal funding rate (which is TD's internal borrowing rate based on variables such as market benchmarks and TD's appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that TD or any of TD's affiliates expect to earn in connection with structuring the Notes, the estimated cost TD may incur in hedging its obligations under the Notes and the estimated development and other costs which TD may incur in connection with the Notes. Because TD's internal funding rate generally represents a discount from the levels at which TD's benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD's benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes. On the cover page of this pricing supplement, TD has provided the initial estimated value range for the Notes. This range of estimated values was determined by reference to TD's internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and TD's internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-7. Because TD's internal funding rate generally represents a discount from the levels at which TD's benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD's benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under "Additional Risk Factors — TD's and TDS's Estimated Value of the Notes are Determined By Reference to TD's Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities".

TD's estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which TDS may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, TDS or another affiliate of TD's intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market, if any, may exceed TD's estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Pricing Date because, in its discretion, TD may elect to effectively reimburse to investors a portion of the estimated cost of hedging its obligations under the Notes and other costs in connection with the Notes which TD will no longer expect to incur over the term of the Notes. TD made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement TD may have with the distributors of the Notes. The amount of TD's estimated costs which is effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and TD may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Pricing Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

If a party other than TDS or its affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which was calculated by reference to TD's credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD's internal funding rate), the price at which such party would buy or sell your Notes could be significantly lower.

We urge you to read the "Additional Risk Factors" beginning on page P-7 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank ("TD")
Issue:	Senior Debt Securities, Series E
Type of Note:	Leveraged Capped Buffered Notes (the "Notes")
Term:	Expected to be between 36 and 39 months
Reference Asset:	EURO STOXX 50® Index (Bloomberg Ticker: SX5E)
CUSIP / ISIN:	89114QHK7 / US89114QHK76
Agent:	TD Securities (USA) LLC ("TDS")
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $ in the aggregate for all the offered Notes; the aggregate Principal Amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of the final pricing supplement.
Pricing Date:	[ ]
Issue Date:	Expected to be five Business Days following the Pricing Date.
Valuation Date:	Expected to be between 36 and 39 months after the Pricing Date, subject to postponement for market disruption events and other disruptions, as described under "General Terms of the Notes—Valuation Date" on page PS-18 in the product prospectus supplement.
Maturity Date:	Expected to be two Business Days following the Valuation Date, subject to postponement for market disruption events and other disruptions, as described under "General Terms of the Notes—Maturity Date" on page PS-18 in the product prospectus supplement. Notwithstanding anything to the contrary in the accompanying product prospectus supplement, if the Valuation Date is postponed due to a market disruption event as set forth in the accompanying product prospectus supplement, the Maturity Date will be postponed to the second Business Day after the postponed Valuation Date.

Payment at Maturity:	For each $1,000 Principal Amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:
	● if the Final Level is *greater than* or *equal to* the Cap Level, the Maximum Payment Amount;
	● if the Final Level is *greater than* the Initial Level but *less than* the Cap Level, the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the Leverage Factor *times* (c) the Percentage Change;
	● if the Final Level is *equal to* or *less than* the Initial Level but *greater than* or *equal to* the Buffer Level, $1,000; or
	● if the Final Level is *less than* the Buffer Level, the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the Downside Multiplier *times* (c) the *sum* of the Percentage Change *plus* the Buffer Percentage.
	If the Final Level is less than the Buffer Level, the investor will receive less than the Principal Amount of the Notes at maturity and may lose their entire Principal Amount.
	All amounts used in or resulting from any calculation relating to the Notes, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.
Leverage Factor:	240.00%
Cap Level:	Expected to be between 128.35% and 133.35% of the Initial Level (to be determined on the Pricing Date)
Buffer Percentage:	25.00%
Buffer Level:	75.00% of the Initial Level
Downside Multiplier:	The *quotient* of the Initial Level *divided* by the Buffer Level, which equals approximately 133.33%
Maximum Payment Amount:	Between $1,680.40 and $1,800.40 per $1,000 Principal Amount of the Notes (168.040% to 180.040% of the Principal Amount of the Notes). As a result of the Maximum Payment Amount, the maximum return at maturity of the Notes will be between 68.040% and 80.040% of the Principal Amount of the Notes. The actual Maximum Payment Amount will be determined on the Pricing Date.
Percentage Change:	The *quotient* of (1) the Final Level *minus* the Initial Level *divided* by (2) the Initial Level, expressed as a percentage.
Initial Level:	The Closing Level of the Reference Asset on the Pricing Date
Final Level:	The Closing Level of the Reference Asset on the Valuation Date, except in the limited circumstances described under "General Terms of the Notes—Market Disruption Events" beginning on page PS-19 of the product prospectus supplement and subject to adjustment as provided under "General Terms of the Notes—Unavailability of the Level of the Reference Asset" beginning on page PS-18 of the product prospectus supplement.
Closing Level:	The Closing Level of the Reference Asset will be the closing level of the Reference Asset or any successor index (as defined in the product prospectus supplement) on any Trading Day for the Reference Asset, as displayed on Bloomberg Professional® service ("Bloomberg") page "SX5E <INDEX>" or any successor page on Bloomberg or any successor service, as applicable.

Limited events of default:	Notwithstanding anything to the contrary set forth in the prospectus, the only events of default for the notes are expected to be (i) principal payment defaults that continue for 30 Business Days and (ii) certain bankruptcy, insolvency or reorganization events. No other breach or default under our indenture or the notes will result in an event of default for the notes or permit the trustee or holders to accelerate the maturity of any debt securities – that is, they will not be entitled to declare the Principal Amount of any notes to be immediately due and payable. See "Additional Risk Factors— Notwithstanding Anything to the Contrary Set Forth in the Prospectus, the Indenture Will Provide Only Limited Acceleration and Enforcement Rights for the Notes".
Trading Day:	A day on which the Reference Asset is calculated and published by the Index Sponsor, regardless of whether one or more of the principal securities markets for the stocks included in the Reference Asset are closed on that day, if the Index Sponsor publishes the level of the Reference Asset on that day.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as prepaid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus.
Canadian Bail-in:	The Notes are not bail-inable notes under the Canada Deposit Insurance Corporation Act.

The Pricing Date, the Issue Date, the Valuation Date and the Maturity Date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-7 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" beginning on page PS-5 in the product prospectus supplement and "Risk Factors" on page 1 in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose their entire Principal Amount if there is a decline in the level of the Reference Asset by more than the Buffer Percentage. If the Final Level is less than the Initial Level by more than 25.00%, you will lose a portion of each $1,000 Principal Amount in an amount equal to (i) the Downside Multiplier *times* (ii) the sum of the negative Percentage Change *plus* the Buffer Percentage *times* (iii) $1,000. Specifically, you will lose approximately 1.3333% of the Principal Amount of each of your Notes for every 1% that the Final Level is less than the Initial Level in excess of the Buffer Percentage and you may lose your entire Principal Amount.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return on the Notes Is Limited by the Maximum Payment Amount and May Be Less Than the Return on a Direct Investment In the Reference Asset.

The opportunity to participate in the possible increases in the level of the Reference Asset through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Payment Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Final Level exceeding the Cap Level no matter how much the level of the Reference Asset may rise above the Cap Level. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the performance of the Reference Asset.

Notwithstanding Anything to the Contrary Set Forth in the Prospectus, the Indenture Will Provide Only Limited Acceleration and Enforcement Rights for the Notes.

In connection with the implementation of certain Canadian federal statutes, and notwithstanding anything to the contrary set forth in the prospectus, the indenture under which the notes are issued has been supplemented to provide that, for any notes of a series issued on or after September 23, 2018, including the notes offered by this pricing supplement, acceleration will only be permitted if (i) we default in the payment of the principal of, or interest on, any note of that series and, in each case, the default continues for a period of 30 Business Days, or (ii) certain bankruptcy, insolvency or reorganization events occur. As a result, before you invest in the notes, you should consider the risk that your safeguards and your ability to effect remedies under the indenture will be limited. See "Events of Default" herein for additional information.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will depend on the Final Level of the Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, you may not receive any amounts due under the terms of the Notes.

The Agent Discount, if any, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, any underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect any dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes, or one of its affiliates, is to conduct hedging activities for us in connection with the Notes, that dealer, or one of its affiliates, may profit in connection with such hedging activities and such profit, if any, will be in addition to any compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential for the dealer or one of its affiliates to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to any compensation they would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. TDS and our affiliates may make a market for the Notes; however, they are not required to do so. TDS and our affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the level of the Reference Asset and, as a result, you may suffer substantial losses.

If the Level of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the level of the Reference Asset increases above the Initial Level during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.

The Final Level will be the Closing Level of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Level of the Reference Asset dropped precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the Closing Level of the Reference Asset prior to such drop in the level of the Reference Asset. Although the actual level of the Reference Asset on the Maturity Date or at other times during the life of your Notes may be higher than the Final Level, you will benefit from the Closing Level of the Reference Asset only on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.

At our sole option, we may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of the final pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of the final pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your Notes relative to Principal Amount. For example, if you purchase your Notes at a premium to Principal Amount, the Cap Level will only permit a lower positive return on your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount. Similarly, the Buffer Level, while still providing some protection for the return on the Notes, will allow a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount.

You Will Not Have Any Rights to the Securities Included in the Reference Asset.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset (the "Reference Asset Constituents") would have. The Final Level will not reflect any dividends paid on any Reference Asset Constituents.

We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor.

STOXX Limited (the "Index Sponsor") is not an affiliate of ours and will not be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the Payment at Maturity. The Index Sponsor does not have any obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from any issuance of the Notes will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

The Reference Asset Reflects Price Return, Not Total Return.

The return on your Notes is based on the performance of the Reference Asset, which reflects changes in the market price of the Reference Asset Constituents. It is not, however, linked to a "total return" index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset Constituents. The return on your Notes will not include such a total return feature or dividend component.

The Notes Are Subject to Currency Exchange Risk.

Because the value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the Reference Asset Constituents are based, the Notes are subject to currency exchange rate risks. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

Investment in the Offered Notes Is Subject to Risks Associated with Non-U.S. Securities Markets.

The value of your Notes is linked to the Reference Asset which holds stocks traded in one or more non-U.S. securities markets. Investments linked to the value of non-U.S. equity securities involve particular risks. Any non-U.S. securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other non-U.S. securities markets. Both government intervention in a non-U.S. securities market, either directly or indirectly, and cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are likely subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a non-U.S. country are subject to political, economic, financial and social factors that are unique to such non-U.S. country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable non-U.S. government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as "Brexit"). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these or other factors, could negatively affect such non-U.S. securities market and the prices of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a non-U.S. securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other non-U.S. securities markets. Non-U.S. economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on non-U.S. securities prices.

Trading and Business Activities by TD and Our Affiliates May Adversely Affect the Market Value of the Notes.

TD and our affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Asset or prices of one or more Reference Asset Constituents, and we or they may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the performance of the Reference Asset or one or more Reference Asset Constituents.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

We and our affiliates may, at present or in the future, engage in business with one or more issuers of the Reference Asset Constituents (the "Reference Asset Constituent Issuers"), including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between us and our affiliates obligations, and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these business activities by us or one or more of our affiliates may affect the level of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of the Notes.

TD's Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Are Set on the Pricing Date) Will Be Lower Than the Public Offering Price of the Notes.

TD's initial estimated value of the Notes is only an estimate. TD's initial estimated value of the Notes will be lower than the public offering price of the Notes. The difference between the public offering price of the Notes and TD's initial estimated value reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging its obligations under the Notes with a third party. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

TD's and TDS's Estimated Value of the Notes are Determined By Reference to TD's Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities.

TD's initial estimated value of the Notes and TDS's estimated value of the Notes at any time are determined by reference to TD's internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for TD's conventional fixed-rate debt securities and the borrowing rate TD would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, TD's view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for TD's conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for TD's conventional fixed-rate debt securities, or the borrowing rate TD would pay for its conventional fixed-rate debt securities were to be used, TD would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

TD's Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ From Others' (Including TDS's) Estimates.

TD's initial estimated value of the Notes is determined by reference to its internal pricing models when the terms of the Notes are set. These pricing models take into account a number of variables, such as TD's internal funding rate on the Pricing Date, and are based on a number of assumptions as discussed further under "Additional Information Regarding the Estimated Value of the Notes" on page P-2. Different pricing models and assumptions (including the pricing models and assumptions used by TDS) could provide valuations for the Notes that are different, and perhaps materially lower, from TD's initial estimated value. Therefore, the price at which TDS would buy or sell your Notes (if TDS makes a market, which it is not obligated to do) may be materially lower than TD's initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of the Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes will not be a prediction of the prices at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which TDS May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market (if TDS makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Pricing Date of the Notes, as discussed further under "Additional Information Regarding the Estimated Value of the Notes." The price at which TDS may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:

- the level of the Reference Asset;

- the volatility – i.e., the frequency and magnitude of changes – in the level of the Reference Asset;

- the dividend rates, if applicable, of the Reference Asset Constituents;

- economic, financial, regulatory and political, military or other events that may affect the prices of any of the Reference Asset Constituents and thus the level of the Reference Asset;

- interest rate and yield rates in the market;

- the time remaining until your Notes mature;

- any fluctuations in the exchange rate between currencies in which the Reference Asset Constituents are quoted and traded and the U.S. dollar, as applicable; and

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the Principal Amount of your Notes.

The future levels of the Reference Asset cannot be predicted. The actual change in the level of the Reference Asset over the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Reference Asset or to the hypothetical examples shown elsewhere in this pricing supplement.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes— Role of Calculation Agent" in the product prospectus supplement.

Market Disruption Events and Adjustments.

The Valuation Date, and therefore the Maturity Date, are subject to postponement as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences".

If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Reference Asset on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant. The actual terms of the Notes will be set on the Pricing Date.

The examples below are based on a range of Final Levels that are entirely hypothetical; the levels of the Reference Asset on any day throughout the life of the Notes, including the Final Level on the Valuation Date, cannot be predicted. The Reference Asset has been highly volatile in the past—meaning that the level of the Reference Asset has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the Principal Amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Reference Asset and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see "Additional Risk Factors— TD's Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Are Set on the Pricing Date) Will Be Lower Than the Public Offering Price of the Notes." on page P-10 of this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions	
Principal Amount	$1,000
Leverage Factor	240.00%
Hypothetical Cap Level	128.35% of the Initial Level
Hypothetical Maximum Payment Amount	$1,680.40
Buffer Level	75.00% of the Initial Level
Downside Multiplier	Approximately 133.33%
Buffer Percentage	25.00%
Neither a market disruption event nor a non-Trading Day occurs on the originally scheduled Valuation Date	
No change in or affecting any of the Reference Asset Constituents or the method by which the Index Sponsor calculates the Reference Asset	
Notes purchased on the Issue Date at the Principal Amount and held to the Maturity Date	

Moreover, we have not yet set the Initial Level, which will serve as the baseline for determining the Percentage Change or the Cap Level or the Maximum Payment Amount, each of which will affect the amount that we will pay on your Notes, if any, at maturity. We will not do so until the Pricing Date. As a result, the actual Initial Level may differ substantially from the level of the Reference Asset prior to the Pricing Date.

For these reasons the actual performance of the Reference Asset over the life of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Reference Asset shown elsewhere in this pricing supplement. For information about the historical levels of the Reference Asset during recent periods, see "Information Regarding the Reference Asset—Historical Information" below. Before investing in the offered Notes, you should consult publicly available information to determine the levels of the Reference Asset between the date of this pricing supplement and the date of your purchase of the offered Notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Reference Asset Constituents.

The levels in the left column of the table below represent hypothetical Final Levels and are expressed as percentages of the Initial Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Level, and are expressed as percentages of the Principal Amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Principal Amount of the offered Notes on the Maturity Date would equal 100.000% of the Principal Amount of a Note, based on the corresponding hypothetical Final Level and the assumptions noted above.

Hypothetical Final Level (as Percentage of Initial Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	168.040%
140.000%	168.040%
130.000%	168.040%
128.350%	**168.040%**
120.000%	148.000%
110.000%	124.000%
105.000%	112.000%
100.000%	**100.000%**
98.000%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	100.000%
75.000%	**100.000%**
70.000%	93.333%
50.000%	66.667%
25.000%	33.333%
0.000%	**0.000%**

If, for example, the Final Level were determined to be 25.000% of the Initial Level, the Payment at Maturity that we would deliver on your Notes at maturity would be approximately 33.333% of the Principal Amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the Principal Amount and held them to the Maturity Date, you would lose approximately 66.667% of your investment (if you purchased your Notes at a premium to Principal Amount you would lose a correspondingly higher percentage of your investment). If the Final Level were determined to be 0.000% of the Initial Level, you would lose 100.000% of your investment in the Notes. In addition, if the Final Level were determined to be 150.000% of the Initial Level, the Payment at Maturity that we would deliver on your Notes at maturity would be capped at the Maximum Payment Amount, or 168.040% of each $1,000 Principal Amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, you would not benefit from any increase in the Final Level of greater than 128.350% of the Initial Level.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Levels of the Reference Asset, calculated based on the key terms and assumptions above. The values below have been rounded for ease of analysis.

Example 1— Calculation of the Payment at Maturity where the Percentage Change is positive (and the Final Level is below the Cap Level).

Percentage Change: 5.00%

Payment at Maturity: $1,000.00 + ($1,000.00 x 5.00% x 240.00%) = $1,000.00 + $120.00 = $1,120.00

On a $1,000.00 investment, a 5.00% Percentage Change results in a Payment at Maturity of $1,120.00, a 12.000% return on the Notes.

Example 2— Calculation of the Payment at Maturity where the Percentage Change is positive (and the Final Level is above or equal to the Cap Level).

Percentage Change: 50.00%

Payment at Maturity: $1,000.00 + ($1,000.00 x 50.00% x 240.00%) = $1,000.00 + $1,200.00 = $2,200.00. However, the Maximum Payment Amount is $1,680.40 and therefore the Payment at Maturity would be $1,680.40.

On a $1,000.00 investment, a 50.00% Percentage Change results in a Payment at Maturity of $1,680.40, a 68.040% return on the Notes.

In addition to limiting your return on the Notes, the Maximum Payment Amount limits the positive effect of the Leverage Factor. If the Final Level is greater than the Initial Level, you will participate in the performance of the Reference Asset at a rate of 240.00% up to a certain point. However, the effect of the Leverage Factor will be progressively reduced for Final Levels that are greater than 128.350% of the Initial Level (based on the Maximum Payment Amount of 168.040% or $1,680.40 per $1,000.00 Principal Amount of the Notes) because your return on the Notes for any Final Level greater than 128.350% of the Initial Level will be limited by the Maximum Payment Amount.

Example 3— Calculation of the Payment at Maturity where the Percentage Change is negative (but the Final Level is above or equal to the Buffer Level).

Percentage Change: -5.00%

Payment at Maturity: At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the Principal Amount.

On a $1,000.00 investment, a -5.00% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.000% return on the Notes.

Example 4— Calculation of the Payment at Maturity where the Percentage Change is negative (and the Final Level is below the Buffer Level).

Percentage Change: -35.00%

Payment at Maturity: $1,000.00 + [$1,000.00 x 133.33% x (-35.00% + 25.00%)] = $1,000.00 – $133.33 = $866.67

On a $1,000.00 investment, a -35.00% Percentage Change results in a Payment at Maturity of $866.67, a -13.333% return on the Notes.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date if the Final Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the Principal Amount of your Notes and the hypothetical Final Levels are expressed as percentages of the Initial Level. The chart shows that any hypothetical Final Level of less than 75.000% (the section left of the 75.000% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.000% of the Principal Amount of your Notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Level of greater than or equal to 128.350% (the section right of the 128.350% marker on the horizontal axis) would result in a capped return on your investment.



The Payments at Maturity shown above are entirely hypothetical; they are based on a hypothetical Cap Level and Maximum Payment Amount, levels of the Reference Asset that may not be achieved on the Valuation Date and assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes in the examples above assume you purchased your Notes at their Principal Amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the Principal Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Additional Risk Factors Specific to the Notes—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" beginning on page PS-6 of the product prospectus supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Reference Asset and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Initial Level, the Cap Level and the Maximum Payment Amount, which we will set on the Pricing Date, and the actual Final Level to be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the examples above.

Information Regarding the Reference Asset

The EURO STOXX 50® Index

We have derived all information contained in this pricing supplement regarding the EURO STOXX 50® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, including Bloomberg. The information reflects the policies of, and is subject to change by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the EURO STOXX 50® Index. The consequences of STOXX Limited discontinuing publication of the Reference Asset are discussed in the section of the accompanying product prospectus supplement entitled "General Terms of the Notes — Unavailability of the Level of the Reference Asset."

The SX5E is a free-float market capitalization-weighted index of 50 European blue-chip stocks and was created by and is sponsored and maintained by STOXX Limited. Publication of the SX5E began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the SX5E is disseminated on the STOXX Limited website. STOXX Limited is under no obligation to continue to publish the SX5E and may discontinue publication of it at any time. Additional information regarding the SX5E may be obtained from the STOXX Limited website: stoxx.com.

The top ten Reference Asset Constituents of the SX5E as of November 30, 2018, by weight, are: Total S.A. (5.75%), SAP SE (4.31%), Sanofi (3.97%), Siemens AG (3.82%), Allianz SE (3.52%), LINDE PLC (3.41%), Unilever N.V. (3.26%), LVMH Moët Hennessy Louis Vuitton SE (2.97%), Banco Santander S.A. (2.97%) and ASML Holding N.V. (2.82%); Reference Asset Constituent weights may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically.

As of November 30, 2018, the top ten industry sectors which comprise the SX5E represent the following weights in the SX5E: Banks (11.1%), Industrial Goods & Services (10.7%), Personal & Household Goods (10.0%), Health Care (10.0%), Technology (9.6%), Chemicals (8.0%), Oil & Gas (7.3%), Insurance (6.8%), Telecommunications (5.2%) and Food & Beverage (4.4%); industry weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by STOXX Limited using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of November 30, 2018, the eight countries which comprise the SX5E represent the following weights in the SX5E: France (38.3%), Germany (31.6%), Netherlands (10.5%), Spain (10.3%), Italy (4.7%), Belgium (2.5%), Finland (1.2%) and Ireland (0.9%); country weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically.

The above information was derived from information prepared by STOXX Limited, however, the percentages we have listed above are approximate and may not match the information available on STOXX Limited's website due to subsequent corporation actions or other activity relating to a particular stock.

SX5E Composition.

The SX5E is composed of 50 Reference Asset Constituents chosen by STOXX Limited from the 19 EURO STOXX Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. The 19 supersectors from which stocks are selected for the SX5E are Automobiles & Parts, Banks, Basic Resources, Chemicals, Construction & Materials, Financial Services, Food & Beverages, Health Care, Industrial Goods & Services, Insurance, Media, Oil & Gas, Personal & Household Goods, Real Estate, Retail, Technology, Telecommunications, Travel & Leisure and Utilities, although stocks from each of these supersectors are not necessarily included at a given time.

Component Selection

The composition of the SX5E is reviewed by STOXX Limited annually in September. Within each of the 10 EURO STOXX Supersector indices, the respective Reference Asset Constituents are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding EURO STOXX Total Market Index Supersector Index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All remaining stocks that are current SX5E components are then added to the selection list. The stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as Reference Asset Constituents. The remaining 10 stocks are then selected from the largest current stocks ranked between 41 and 60. If the number of Reference Asset Constituents is still below 50, then the largest remaining stocks on the selection list are added until the SX5E contains 50 stocks. In exceptional cases, the STOXX Limited Management Board may make additions and deletions to the selection list. Companies allocated to a Eurozone country but not traded in Euros are not eligible for inclusion in the SX5E.

Ongoing Maintenance of Reference Asset Constituents

The Reference Asset Constituents of the SX5E are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the SX5E due to corporate actions (including mergers and takeovers, spin—offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

The Reference Asset Constituents of the SX5E are subject to a "fast exit" rule. A Reference Asset Constituent is deleted if it ranks 75 or below on the monthly selection list and it ranked 75 or below on the selection list of the previous month. The highest-ranked non-constituent will replace the exiting Reference Asset Constituent. The SX5E is also subject to a "fast entry" rule. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added if it qualifies for the latest blue-chip selection list generated at the end of February, May, August or November and if it ranks within the lower buffer (between 1 and 25) on the selection list. If added, the stock replaces the smallest Reference Asset Constituent.

A deleted stock is replaced immediately to maintain the fixed number of stocks. The replacement is based on the latest monthly selection list. In the case of a merger or takeover where a Reference Asset Constituent is involved, the original Reference Asset Constituent is replaced by the new Reference Asset Constituent. In the case of a spin-off, if the original stock was a Reference Asset Constituent, then each spin-off stock qualifies for addition if it lies within the lower buffer (between 1 and 40) on the latest selection list. The largest qualifying spin-off stock replaces the original Reference Asset Constituent, while the next qualifying spin-off stock replaces the lowest ranked Reference Asset Constituent and likewise for other qualifying spin-off stocks.

The free float factors and outstanding number of shares for each Reference Asset Constituent that STOXX Limited uses to calculate the SX5E, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Certain extraordinary adjustments to the free float factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. Each component's weight is capped at 10% of the SX5E's total free float market capitalization. The free float factor reduces the Reference Asset Constituent's number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares).

Index Calculation

STOXX Limited calculates the SX5E using the "Laspeyres formula," which measures the aggregate price changes in the Reference Asset Constituents against a fixed base quantity weight. The discussion below describes the "price return" calculation of the SX5E. The formula for calculating the SX5E value can be expressed as follows:

$$\text{SX5E} = \frac{\text{Free Float Market Capitalization of the SX5E}}{\text{Divisor}}$$

The "free float market capitalization of the SX5E" is equal to the sum of the product of the price, the number of shares, the free float factor and the weighting cap factor for each Reference Asset Constituent as of the time the SX5E is being calculated. The Reference Asset Constituents trade in Euros and thus, no currency conversion is required. Where any Reference Asset Constituent price is unavailable on any trading day, STOXX Limited will generally use the last reported price for such Reference Asset Constituent.

In case the investability and tradability of the index and index based products is affected by an upcoming market or company event that is considered significant or "extreme" by the STOXX Management Board, the following actions or a combination of the following actions are taken. For all such changes a minimum notification period of two full trading days will be observed. The action scope may include but is not limited to:

- application of expert judgment for Reference Asset Constituent pricing data,

- adjustment of operational procedures,

- postponement of index adjustments,

- adjustment of selection lists,

- change of weights of Reference Asset Constituents by adjusting the number of shares, free-float factors or weighting cap-factors, or

- adjustment of index compositions.

EURO STOXX 50® Divisor

The SX5E is calculated using a divisor that helps to maintain the continuity of the index's value so that corporate actions do not artificially increase or decrease the level of the SX5E.

The divisor is calculated by starting with the previous divisor in effect for the SX5E (which we call the "original divisor value") and multiplying it by a fraction, the numerator of which is the previous free float market capitalization of the SX5E, plus or minus the difference between the closing market capitalization of the SX5E and the adjusted closing market capitalization of the SX5E, and the denominator of which is the previous free float market capitalization of the SX5E. The adjusted free float market capitalization is calculated for stocks of companies that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the new free float factor minus the free float market capitalization calculated with that stock's original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is effective. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Limited Management Board.

Divisor Adjustments

STOXX Limited adjusts the divisor for the SX5E to maintain the continuity of the SX5E values across changes due to corporate actions. Changes in weights due to corporate actions are distributed proportionally across all Reference Asset Constituents and equal an investment into the portfolio. The following is a summary of the adjustments to any Reference Asset Constituent made for corporate actions and the effect of such adjustments on the divisor, where shareholders of the Reference Asset Constituent will receive "B" new shares for every "A" share held (where applicable) and assuming that the version of the index to which your notes are linked is the price return version. All adjusted prices consider withholding taxes based on the new shares being distributed, using "B * (1 – withholding tax where applicable)".

(1) *Special cash dividend*:

   Adjusted price = closing price – dividend announced by the company * (1 - withholding tax if applicable)

   Divisor: decreases

(2) *Split and reverse split*:

   Adjusted price = closing price * A / B

   New number of shares = old number of shares * B / A Divisor: no change

(3) *Rights offering*:

   Adjusted price = (closing price * A + subscription price * B) / (A + B)

   New number of shares = old number of shares * (A + B) / A

   Divisor: increases

   If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

   Extremely dilutive rights issues having a share ratio larger or equal to 2000% (B/A$\geq$20) are treated as follows:

   STOXX Limited will announce the deletion of the company from the index following the standard rules for index

   replacements if sufficient notice of two trading days before the ex-date can be given.

   The company may enter the SX5E again at the next periodic index review, but only after the new rights issue shares have been listed.

   Extremely dilutive rights issues for which two trading days' notice before the ex-date cannot be given, and all highly dilutive rights issues having a share ratio larger or equal to 200% (B/A>2) are treated as follows:

   ● The rights issue shares are included into the index with a theoretical price on the ex-date;

   ● The rights issue shares must be listed on an eligible stock exchange and tradable starting on the ex-date, otherwise, only a price adjustment is made and the rights are not included;

   ● The rights issue shares will have the same parameters as the parent company;

   ● The rights issue shares will be removed at the close of the day they start to trade with traded price being available; and

- The number of shares and weighting factors will be increased after the new rights issue shares have been listed.

(4) *Stock dividend*:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5) *Stock dividend from treasury stock if treated as extraordinary dividend:*

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6) *Stock dividend of another company:*

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7) *Return of capital and share consolidation*:

Adjusted price = [closing price – capital return announced by company * (1– withholding tax)] * A / B
New number of shares = old number of shares * B / A

Divisor: decreases

(8) *Repurchase of shares / self-tender*:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) *Spin– off*:

Adjusted price = (closing price * A – price of spin–off shares * B) / A

Divisor: decreases

(10) *Combination stock distribution (dividend or split) and rights offering*:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held; and

If A is not equal to one, all the following "new number of shares" formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to another):

Adjusted price = (closing price * A + subscription price * C) / [(A + C) * (1 + B / A)]

New number of shares = old number of shares * [(A + C) * (1 + B / A)]

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11) *Addition/deletion of a company*

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

(12) *Free float and shares changes*

No price adjustments are made. The change in market capitalization determines the divisor adjustment.

The SX5E is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors ("Licensors"), which is used under license. The securities or other financial instruments based on the SX5E are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor its Licensors shall have any liability with respect thereto.

License Agreement

We have entered into a non-exclusive license agreement with STOXX Limited providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX Limited (including the SX5E) in connection with certain securities, including the Notes offered hereby.

The license agreement between us and STOXX Limited requires that the following language be stated in this document:

STOXX Limited has no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the Notes. STOXX Limited does not:

- sponsor, endorse, sell, or promote the Notes;

- recommend that any person invest in the Notes offered hereby or any other securities;

- have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;

- have any responsibility or liability for the administration, management, or marketing of the Notes; or

- consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the SX5E, or have any obligation to do so.

STOXX Limited will not have any liability in connection with the Notes. Specifically:

- STOXX Limited does not make any warranty, express or implied, and disclaims any and all warranty concerning:

- the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

- the accuracy or completeness of the SX5E and its data;

- the merchantability and the fitness for a particular purpose or use of the SX5E and its data;

- STOXX Limited will have no liability for any errors, omissions, or interruptions in the SX5E or its data; and

- Under no circumstances will STOXX Limited be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX Limited knows that they might occur.

The licensing agreement between us and STOXX Limited is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

Historical Information

The graph below shows the daily historical Closing Levels of the Reference Asset from January 7, 2009 through January 7, 2019.

We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Department (the "Treasury") regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as prepaid derivative contracts with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the taxable disposition of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above.

Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Section 1297. We will not attempt to ascertain whether any of the Reference Asset Constituent Issuers would be treated as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the taxable disposition of a Note. You should refer to information filed with the SEC or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax to your investment in the Notes.

Specified Foreign Financial Assets. Certain U.S. holders that own "specified foreign financial assets" in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes:

- a non-resident alien individual;

- a non-U.S. corporation; or

- an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 871(m) of the Code, as discussed below, gain from the taxable disposition of the Notes generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta-one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2021.

Based on our determination that the Notes are not "delta-one" with respect to the Reference Asset or any U.S. Reference Asset Constituent, our counsel is of the opinion that the Notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent or your Notes, and following such occurrence your Notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if you enter, or have entered, into certain other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes. If you enter, or have entered, into other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term "foreign passthru payment" are published. If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

Both U.S. and non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD and those of the Reference Asset Constituent Issuers).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less any underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. The public offering price for Notes purchased by certain fee-based advisory accounts will be between $970.00 (97.00%) and $1,000 (100.00%) per Note, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%). TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

We expect that delivery of the Notes will be made against payment for the Notes on or about [ ], which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days ("T+2"), unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two Business Days from the Pricing Date, purchasers who wish to trade the Notes more than two Business Days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS or any of our affiliates, may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. *If a purchaser buys the Notes from us, TDS or any of our affiliates, this pricing supplement is being used in a market-making transaction unless we, TDS or any of our affiliates informs such purchaser otherwise in the confirmation of sale.*

Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Events of Default

The indenture provides holders of Notes with remedies if we fail to perform specific obligations, such as making payments on the Notes, or if we become bankrupt. Holders should review the applicable provisions and understand which of our actions would trigger an event of default and which actions would not.

Under the indenture, "event of default" means any of the following:

- we default in the payment of the principal of or interest on, as applicable, any note of that series and, in each case, the default continues for a period of 30 Business Days; or

- we become insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or any statute hereafter enacted in substitution therefor, as such act, or substituted act, may be amended from time to time, (ii) we go into liquidation, either voluntary or under an order of a court of competent jurisdiction or (iii) we pass a resolution for our winding-up, liquidation or dissolution (with certain exceptions).

The indenture permits the issuance of notes in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis. For purposes of this section, with respect to notes issued on or after September 23, 2018, "series" refers to notes having identical terms, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.

The indenture provides that:

- if an event of default due to the default in payment of principal of or, if applicable, any premium or interest on, any series of senior notes issued under the indenture, or due to any event of default referred to in the last bullet above applicable to the senior notes of that series but not applicable to all outstanding senior notes issued under the indenture, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior notes of each affected series, voting as a single class, by notice in writing to TD, may declare the principal of (or such other amount as may be specified) all senior notes of each affected series and, if applicable, interest accrued thereon to be due and payable immediately; and

- if an event of default due to specified events of bankruptcy, insolvency, winding up or liquidation of TD, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all outstanding senior notes issued under the senior debt indenture, treated as one class, by notice in writing to TD may declare the principal of (or such other amount as may be specified) all those senior notes and, if applicable, interest accrued thereon to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults.

In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding senior notes affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the senior notes.

Differences in Events of Default

Notes issued by us prior to September 23, 2018, such as the Series A notes and the Series B notes, contain events of default that are different from those set forth above. In particular, the events of default applicable to the Series A notes and the Series B notes do not provide for a 30-business-day cure period with respect to any failure by us to pay the principal of or, if applicable, interest on those senior notes. Accordingly, if we fail to pay the principal of any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 7-day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay the principal of the notes. In addition, if we fail to pay, if applicable, interest on any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 30-calendar day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay, if applicable, the interest on the notes.